INVEST IN **FARM TO COAST COLLECTIVE**

Reinventing food halls to empower local chefs by offering shared services


LIVERY
LIVERY

Highlights

Highlights

1. Our team has 20+ years experience starting businesses, primarily using the shared services model
2. We have signed letters of Intent from 8 highly regarded local chefs
3. Our F&B Director spent over 20 years with award-winning Starks Reality Restaurants
4. Our recently acquired turn-key CoWork space can start generating revenue as soon as November 2021

Our Team

Our Team



Gregory Beale

A serial entrepreneur with decades of experience in architecture, design and construction.

> Community is very important to us. We have seen our neighbors in the food and beverage industry struggle over the last year. We wanted to provide a much needed vibrant hub for the community and a place that truly supports our young, talented, local chefs as they start or expand their businesses.



Rebecca Lipski

Becca has worked closely with entrepreneurs to start, run and grow businesses. Starting with the internet boom in the early 90's, she went on to work in a variety of industries including software, construction, design, cleantech and renewables.



Jennifer Klein

Jennifer has over 2 decades of leadership experience as an entrepreneur, marketing professional and event producer. Highly creative and collaborative, she brings contagious enthusiasm to the project while delivering value via strategic partnerships.



Thor Holm



Thor comes with 30 years of spa, fitness and Hospitality Management experience. As general manager for The Livery on Main, Holm will run the day-to-day operations of the one-of-a-kind gathering place.



Nick Izzarelli

Nick was the food & beverage director of Stark Reality Restaurants for over 16 years. He helped the Starks expand to 7 restaurants - Bird & The Bottle, Willi's Wine Bar, Bravas, Starks Steak & Seafood, Willi's Seafood & Raw Bar, Monti's & Grossman's.



Katie Modell

Having been given the moniker "Katie 'consider it done' Modell by her coworkers, Katie has effectively collaborated with her team to start, and efficiently operate 5+ companies.

Pitch







FARM TO COAST
COLLECTIVE
THE LIVERY
By The Community, For The Community

LIVERY AND FEED
RESPECT THE PAST,
BUILD THE FUTURE
Farm To Coast Collective is spearheading a community revitalization project right here in Sebastopol, California - by the community, for the community. We have spent the last two years completely reimagining an underutilized downtown building into a vibrant, multi-level community hub called The Livery on Main.
2021 | Farm To Coast Collective

OUR COMMUNITY
WHY ARE WE INVESTED?
The Livery on Main will be home to Farm to Coast Collective, a public benefit corporation with a mission to socially and economically empower small businesses. Our goal is to create community gathering spaces that support local farmers, chefs, artists, performers, and makers.
We aim to support talented West County entrepreneurs—our friends and neighbors—while creating a go-to, comfortable, versatile space for business and community in the heart of our town. Including an artisanal food hall, lounge, cowork space, intimate performance venue and event spaces, and a rooftop garden deck, the Collective will operate in a multi-level, indoor & outdoor, sun-filled place to gather in Downtown Sebastopol year-round. This meaningful development strives to preserve the building's unique history and stay consistent with our town's distinctive character.
THE LIVERY

WE ARE
FARM TO COAST
COLLECTIVE
COLLABORATION
We believe in the power of collaboration. Our shared services model and framework supports local farmers, chefs, artists, performers, and makers.

EMPOWERMENT
We are a public benefit corporation with a mission to socially and economically empower small businesses to succeed in their passion.

COMMUNITY
We have a vested interest in this community. This is where our team lives, works, and where our children go to school. Investing in our town and people means everything to us.

RESTAURANT START-UP AND OPERATIONAL COSTS ARE EXPENSIVE

Start-up and marketing costs for a stand-alone brick and mortar can be prohibitive, and the increasing cost of labor can easily make business unsustainable. Although talented and passionate, chefs may not have the expertise needed to start and run a successful business. The costs associated with marketing can be exorbitant. In addition, generating new business can take an immense amount of effort.

2021 | Farm To Coast Collective

THE FOOD HALL MODEL IS THE FUTURE OF FOOD & BEVERAGE

FOOD HALLS ARE THE SUSTAINABLE FUTURE OF THE F&B INDUSTRY

The **"Independent Restaurant"** has revealed itself as one of the enterprises most vulnerable to the challenges of this **[COVID-19] crisis**; both because of the obvious impact of shutdowns and social distancing, but less obvious, because the traditional independent restaurant financial model was flawed to begin with.*

*Source: Cushman & Wakefield The Food Hall Model, Independent F&B's Pathway to Post-COVID-19 Profitability

2021 | Farm To Coast Collective

WHY THE FOOD HALL MODEL WORKS

The low cost to staff 350 SF of space and a condensed menu allow vendors to work economies of scale. This low-cost alternative also has significantly higher profit margins, typically between 15-20% for the vendor compared to restaurants which often struggle to reach 10% profit.*

Large swaths of the independent restaurant community are going to need a rebuilding mechanism; one with **lower inherent risks for all, a better operational model that allows for higher profit margins, and low barrier-to-entry. Food halls will be where the industry rebuilds first.***

2021 | Farm To Coast Collective

*Source: Cushman & Wakefield The Food Hall Model, Independent F&B's Pathway to Post-COVID-19 Profitability

THE PROOF IS IN THE NUMBERS
STAND-ALONE VS. SHARED SERVICES MODEL

10% Profit
30% People
30% Food
30% Facility

STANDARD RESTAURANT MODEL

20% Profit
30% Food
20% Operating Expenses
30% Shared Services & Staff

FOOD HALL LICENSEE MODEL

2021 | Farm To Coast Collective

SHARED SERVICES = SUSTAINABILITY & SUCCESS

Shared services include but are not limited to general management, staffing, marketing, and financial reporting and bookkeeping.

Multiple micro-kitchens sharing common space and resources lowers overhead costs and increases profit.

With a multi-level experience, the common seating areas, cowork and event spaces help to bring in steady customers.

	INCLUDED IN THE FARM TO COAST FOOD HALL LICENSEE MODEL	INCLUDED IN THE STANDARD RESTAURANT MODEL
TURN-KEY KITCHENS	✓	✕
SHARED LIQUOR LICENSE	✓	✕
SHARED COMMON AREAS	✓	✕
HIGH SPEED INTERNET	✓	✕
UTILITIES	✓	✕
RECYCLE & COMPOSTING SERVICE	✓	✕
SHARED MARKETING	✓	✕
CATERING OPPORTUNITIES	✓	✕
POINT OF SALE SYSTEM	✓	✕
STAFFING (DISHWASHERS & BUSSERS)	✓	✕
ONSITE MANAGEMENT	✓	✕
SECURITY	✓	✕
JANITORIAL	✓	✕
BOOKKEEPING	✓	✕
ADMINISTRATIVE SUPPORT	✓	✕

SUPPORT + PASSION = SUCCESS

Shared general management, staff, and services provide unprecedented levels of support to our licensees.

We believe that happiness and success comes from doing what you love.

Creative and talented chefs can truly focus on what they do best, increasing their chances for success.

MEET OUR LICENSEES

VILLAGE BAKERY
A longtime local favorite going strong for over 50 years!

TAVERNA LITHI
Bringing a taste of the Greek Islands to Sonoma County, one recipe at a time

COZY PLUM Bistro
Delicious plant-based food - 100% dedicated vegan kitchen

LUNCH BOX SONOMA COUNTY EST. 2015
Specializing in craft burgers and sandwiches

FARRIERS LOUNGE
A neighborhood speakeasy serving local beer, wine & spirits & contemporary small plates

CHARRO NEGRO
Inspired by Mexican style "mariscos," food filled with colorful, earthy and high tide flavors

FARM TO COAST REVENUE STREAMS

LICENSING FEES

30% of gross revenue from food hall vendors

EVENT VENUE RENTALS

Private Events & Live Performances

CO-WORK MEMBERSHIPS

Daily, Monthly, & Business Lab Events

FIVE YEAR STABILIZED FINANCIAL PROJECTIONS

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
REVENUE	$2,099,096	$2,204,051	$2,314,253	$2,429,966	$2,551,464
EXPENSES	$1,770,692	$1,823,813	$1,878,527	$1,934,883	$1,992,929
NET INCOME	$328,404	$380,238	$435,726	$495,083	$558,534

*These are forward looking projections and are not guaranteed.


1890


TODAY


FUTURE

OUR BUSINESS MODEL

Our business model can be replicated in underutilized buildings in other downtowns to revitalize communities and support local farmers, chefs, artists, performers, and makers.



THE STABLES

FIRST LEVEL

Five micro-kitchens sharing common area seating, scullery, storage and extensive services



*current design, not final

THE LOFT

SECOND LEVEL

Farriers Lounge, featuring local beer, wine & spirits and serving food from below.

State of the art performance venue featuring Meyer sound equipment.

Party room with private balcony.

Wrap around balcony for outdoor seating.



*current design, not final

THE RAFTERS

THIRD LEVEL

Trellis covered rooftop garden deck complete with fire pits & bar

Indoor/outdoor pavillion for weddings, private events and more



*current design, not final

2021 | Farm To Coast Collective



COWORK

Turn-key building next door acquired in August 2021

- Two levels of workstations
- Conference room
- Printers
- Kitchen
- Fiber Internet
- QR codes allow for ordering from the stables with delivery right to your desk



*current design, not final

2021 | Farm To Coast Collective



SUSTAINABILITY

- Solar Panels

- Low Flow Systems

- Drought-Tolerant Landscape

- LED Fixtures Throughout Building

- Composting Programs with Local Farmers

- Food Delivery with Electric Vehicles



2021 | Farm To Coast Collective



PROJECT TIMELINE



Design Review	Building Permit	Construction starts	CoWork Opens	Grand Opening
Dec 2020	Sept 2021	Oct 2021	Nov 2021	Autumn 2022

*These are forward looking projections and are not guaranteed.

CURRENT STATUS

WE HAVE DESIGNED THE BUILDING BUT HAVE NOT STARTED CONSTRUCTION

The $1.07M raised on Wefunder will allow us to:

- Hire and pay staff
- Set up our CoWork space so we can start generating membership revenue within 2 months
- Design and build micro-kitchens for our chef licensees (tenant improvements that they would otherwise need to cover themselves)
- Purchase and implement software systems (POS, CoWork, Events, Ticketing)

OUR TEAM


GREGORY BEALE
President & CEO


BECCA LIPSKI
Chief Operating Officer


JENNIFER KLEIN
Marketing &
Creative Director


KATIE MODELL
Controller


THOR HOLM
General Manager


MICHAEL WILSON
Technical Director


NICK IZZARELLI
Food & Beverage
Director



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